Exhibit 12.1

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

		Year ended December 31,
	Nine months ended
	September 30, 2011	2010	2009	2008	2007	2006
In thousands
Earnings:
Income/(loss) from continuing operations before adjustments for minority interest in consolidated subsidiaries and federal income taxes	$(146,051)	$(141,699)	$34,450	$271,182	$217,186	$384,473
Add: Distributions from equity investees, net of equity in (earnings) of equity investees	(670)	7,388	18,445	(6,445)	5,110	4,963
Add: Fixed charges	122,495	149,599	131,634	145,600	146,510	109,563
Less: Interest capitalized during the period	(5,775)	(10,334)	(10,759)	(23,801)	(22,564)	(6,911)
Add: Amortization of capitalized interest	1,500	1,500	1,000	1,000	1,500	1,500
Total earnings	$(28,501)	$6,454	$174,770	$387,536	$347,742	$493,588

Fixed Charges:
Interest expense (a)	$57,970	$67,044	45,125	$57,449	$74,696	$68,652
Less: Amounts attributable to early retirement of debt	-	(1,029)	-	(2,150)	-	-
Interest capitalized during the period	5,775	10,334	10,759	23,801	22,564	6,911
Interest component of rental expense	58,750	73,250	$75,750	66,500	49,250	34,000
Total fixed charges	$122,495	$149,599	$131,634	$145,600	$146,510	$109,563

RATIO OF EARNINGS TO FIXED CHARGES	(b)	(c)	1.33	2.66	2.37	4.51

(a) Interest expense includes amortization of debt expense and any discount or premium related to indebtedness.

(b) Due to the registrant's loss in 2011, the ratio coverage was less than 1:1. The registrant must generate additional earnings of $150,996 to achieve a coverage of 1:1.

(c) Due to the registrant's loss in 2010, the ratio coverage was less than 1:1. The registrant must generate additional earnings of $143,145 to achieve a coverage of 1:1.